

June 10, 2010

Mr. Keith K. Katkin
President and Chief Executive Officer
Avanir Pharmaceuticals, Inc.
101 Enterprise, Suite 300
Aliso Viejo, CA 92656

> **Re: Avanir Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Supplemental Response filed April 5, 2010**
> **File No. 001-15803**

Dear Mr. Katkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

10-K for the fiscal year ended September 30, 2009

Xenerex Human Antibody Technology – Anthrax/Other Infectious Diseases, page 5

1. We note your response to comment 3. The confidential treatment order issued on June 6, 2008 was granted pursuant to a process by which we grant the confidential treatment request without a review of the merits of the request. We granted the confidential treatment request but retained the right to revisit the request. We consider the aggregate potential milestone payments and royalty range material information. We often grant confidential treatment to individual milestone amounts and specific royalty rates but require that the aggregate potential milestone payments and a royalty range be disclosed in the filing. Therefore, our comment is reissued. Please expand your disclosure to include the aggregate amount of all potential milestone payments that may be due under the agreement and the royalty rates payable under the agreement, noting that for the royalty rate you may provide a range such as "high-teens" or "mid-twenties."

Schedule 14A

Compensation Discussion and Analysis

2. We note your response to comment 8. Without knowing the specific goals, we are not able to assess your analysis. Please present an analysis identifying the goals and explaining how disclosure is likely to cause competitive harm. You may request confidential treatment for portions of your response pursuant to Rule 83. Additionally, if we agree with your analysis Instruction 4 to Item 402(b) of Regulation S-K requires a discussion of the difficulty of achieving the undisclosed goals.

3. Please disclose different weighting with respect to Dr. Kaye's and Ms. Ocampo's goals.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director